Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-185242

American Express Company
$600,000,000
3.625% Subordinated Notes due December 5, 2024

Pricing Term Sheet
December 2, 2014

Issuer:	American Express Company (“American Express”)

Securities Offered:	3.625% Subordinated Notes due December 5, 2024 (the “Notes”)

Ranking:

The Notes are unsecured and will be subordinated in right of payment to all Senior Indebtedness (as defined in the preliminary prospectus supplement dated December 2, 2014 related to this offering) of American Express, but senior in right of payment to the outstanding $750 million of 6.80% subordinated debentures

Expected Ratings*:	Baa1 (Stable outlook) / BBB (Stable outlook) / A (Stable outlook) (Moody’s / S&P / Fitch)

Principal Amount:	$600,000,000

Price to Investors:	99.527%

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	December 2, 2014

Settlement Date:	December 5, 2014 (T+3)

Maturity:	December 5, 2024

Redemption:

The Notes may be redeemed, in whole or in part, on or after the date that is 31 days prior to the maturity date at a redemption price equal to the principal amount of the subordinated notes being redeemed, together with any accrued and unpaid interest thereon to the date fixed for redemption. The Notes may not be redeemed prior to the date that is 31 days prior to the maturity date except upon the occurrence of a Tax Event or Regulatory Capital Event (each as defined in the preliminary prospectus supplement dated December 2, 2014 related to this offering). No redemption of the Notes may be made without the prior approval of the Federal Reserve

Coupon:	3.625%

Interest Payment Dates:

Semi-annually in arrears on each June 5 and December 5 of each year, beginning on June 5, 2015. If the interest payment date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day

Day Count:	30/360

Benchmark Treasury:	2.25% due November 15, 2024

Benchmark Treasury Price and Yield:	99-23; 2.282%

Re-offer Spread to Benchmark:	+140 bp

Re-offer Yield:	3.682%

Underwriters’ Commission:	0.450%

Net Proceeds to Issuer (before expenses):	$594,462,000

CUSIP / ISIN:	025816 BK4 / US025816BK48

Joint Book-Running Managers:	Goldman, Sachs & Co. Barclays Capital Inc. RBC Capital Markets, LLC

Co-managers	HSBC Securities (USA) Inc. Lloyds Securities Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc.

Junior Co-manager	Samuel A. Ramirez & Company, Inc.

*Note: An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the depositary shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus dated December 3, 2012) and a preliminary prospectus supplement, dated December 2, 2014, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: (201) 793-5170, facsimile: (212) 902-9316, email: prospectus-ny@ny.email.gs.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 888-603-5847, email: barclaysprospectus@broadridge.com; or RBC Capital Markets, LLC, Attention: Investment Grade Syndicate Desk, Three World Financial Center, 200 Vesey St., 8th Floor, New York, NY 10281, telephone: 866-375-6829, e-mail: rbcnyfixedincomeprospectus@rbccm.com.